

October 26, 2012

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> **RE:** **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated September 21, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Cash Flow Discussion, page 43

1. We have read your response to comment 3 from our letter dated August 23, 2012. Please explain in MD&A why the increase in accounts receivable was disproportionate to the corresponding annual and quarterly sales variances.

Note 8, page 65

2. We have read your response to comment 7 from our letter dated August 23, 2012. We understand that you tried unsuccessfully to sell the Tsining JunJing Garden I commercial retail property from 2007 until late 2010. It appears that you sold a portion of the property in 2010 which had a carrying value approximating $900,000 and that the remaining carrying value apparently exceeds $10 million. Given that the residential portion of JunJing I appears to be 100% sold, please explain to us why you have been unable to sell the retail property. Quantify for us the 2011 cash flows received from leasing the property and the cash flows paid to maintain and operate the property. Tell us how you determined that this asset was recoverable at December 31, 2011. Also, explain to us in detail how you determined that an impairment charge was not required in 2010 when you reclassified the property given your protracted inability to sell the property. Similar disclosure should also be provided in MD&A of your future filings given the uncertainty over recoverability.

Note 9, page 65

3. We have read your response to comment 8 from our letter dated August 23, 2012. In order for us to complete our review of this issue, please provide us with a translated copy of the "exclusive right signed between New Land and the government." It remains unclear how you estimated the fair value of that contract given that the agreement presumably required New Land to make substantial future expenditures in exchange for the land use right. It appears also that there was inherent uncertainty about whether a land use right would ever be obtained, and it is not clear whether the absence of amortization is because the right has still not been acquired. These uncertainties would appear to support your original purchase price allocation whereby a substantially greater portion was assigned to goodwill. Please also provide us with a translated copy of the valuation report referenced in your response.

4. We have read your response to comment 9 from our letter dated August 23, 2012. Your response appears inconsistent with the disclosure in the referenced filing. Further, if the disclosure specifically states that management was currently obtaining information regarding the accounting for these contracts, and which they in fact received three months later, there remains a concern that your earnings were overstated and that your assets are currently overstated. Clarify for us why the government would pay the $11,243,231 if New Land had no legal right to be financially compensated. We may have further comment.

5. Please clarify for us how you determined that your amortization policy complies with GAAP given that there is no apparent matching with the corresponding revenue.

<u>Note 9 – Intangible Assets, page 65</u>

6. We have read your response to comment 10 from our letter dated August 23, 2012. Please confirm that in future filings you will discuss in MD&A when you expect to obtain land use rights for the 79 acres in the Puhua project and 42 acres in the Golden Bay project. Your discussion should address the price paid for any land use rights, source of funds to purchase the land use rights and factors which will impact your ability to obtain the land use rights. Please expand your draft disclosure to clearly describe the extent to which you have any legally enforceable right to secure the land use rights. It appears that the government has the ability to withhold the land use right even if you have met all of your obligations under the applicable agreements. Further, it is not clear what substantive right you acquired over the 487 acres given that the sales price of the land use right appears undefined and it appears that the government can sell the rights to other parties if you fail to meet their price.

<u>Note 16, page 70</u>

7. We have read your response to comment 12 from our letter dated August 23, 2012. Please clarify for us your basis for capitalizing the accretion cost. We may have further comment.

<u>Note 23: Segmented reporting, page 72</u>

8. We have read your response to comment 15 from our letter dated August 23, 2012. ASC 280-10-50-17 states that if an operating segment is identified as a reportable segment in the current period due to the quantitative thresholds, prior-period segment data presented for comparative purposes should be restated to reflect the newly reportable segment as a separate segment (<u>even if that segment did not satisfy the criteria for reportability in paragraph 280-10-50-12</u>) in the prior period unless it is impracticable to do so. Please revise pursuant to ASC 280-10-50-17.

<u>Item 9.A, page 78</u>

9. We have read your response to comment 16 from our letter dated August 23, 2012. Please clarify how you determined that the sales cut-off deficiencies did not impact your quarterly results. Clarify also how you determined that a quarter's gross margin would not be impacted if sales and cost of sales were booked in the wrong period. Further, please confirm that you will provide your explanation of the unusually low 4th quarter gross margin in MD&A.

10. We have read your response to comment 17 from our letter dated August 23, 2012. You state that you concluded that your internal controls were effective as of December 31, 2011 in spite of the identified deficiencies. Given the exceptions you identified it remains unclear whether your chief executive officer and chief financial officer have concluded that your internal control over financial reporting was effective. For example, if true, you can state that your internal control over financial reporting was effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the your internal control over financial reporting was determined to be effective in light of the identified matters. Please amend your filing to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal control over financial reporting. Please incorporate your responses to our other comments in your amended filing.

Director Compensation, page 84

11. We note your response to comment 19 of our letter dated August 23, 2012. Please file each director's service agreement as an exhibit to your next periodic report. Please incorporate by reference and list these agreements in the exhibit index of your future annual reports. We note, for example, that in connection with Mr. Fong's appointment as a director, no service agreement was filed as an exhibit to the September 13, 2010 Form 8-K. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief